For Immediate Release
News Release

TransAlta announces increased fourth quarter earnings and declares dividend

CALGARY, Alberta (Feb. 1, 2005) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced net earnings in the fourth quarter of 2004 were $62.1 million ($0.32 per common share), compared to $43.8 million ($0.23 per share) for the fourth quarter of 2003. Comparable earnings per share in the fourth quarter of this year were 19 cents compared to 16 cents last year, due to lower overhead and interest expense, partially offset by lower gross margin and higher income taxes.

“Solid execution in the quarter was once again the driver of improved earnings,” said Steve Snyder, TransAlta’s president and CEO. “Our plants performed well, costs were tightly controlled and major maintenance work was completed as planned.”

Net earnings for the year ended Dec. 31, 2004 were $170.2 million ($0.88 per share), compared to $234.2 million ($1.26 per share) last year. Comparable earnings per share for the year ended Dec. 31, 2004 were 70 cents compared to 70 cents last year.

Cash generated from operating activities for the quarter was $158.6 million, compared to cash from operating activities of $107.2 million in fourth quarter 2003. Fourth quarter capital expenditures were $103.7 million and $154.9 million of debt was repaid.

Discontinued operations in 2004 include net earnings for the Transmission operation.

TransAlta also declared a dividend of $0.25 per share on common shares payable Apr. 1, 2005 to shareholders of record at the close of business Mar. 1, 2005.

TransAlta consolidated financial highlights

(In millions except per share amounts)	3 months ended Dec. 31				Year ended Dec. 31
	2004		2003		2004		2003
	Amount	Per share	Amount	Per share	Amount	Per share	Amount	Per share
Revenue	$712.5		$661.5		$2,838.3		$2,520.9
Net earnings from continuing	$62.1	$0.32	$43.8	$0.23	$160.6	$0.83	$234.2	$1.26
operations
Gain on disposal of discontinued	-	-	-	-	$9.6	$0.05	-	-
operation, net of tax
Net earnings	$62.1	$0.32	$43.8	$0.23	$170.2	$0.88	$234.2	$1.26
Comparable Earnings*	$37.2	$0.19	$29.7	$0.16	$134.9	$0.70	$129.7	$0.70
Cash flow from operating activities	$158.6		$107.2		$613.4		$526.9

	3 months ended Dec. 31		Year ended Dec. 31
	2004	2003	2004	2003
Availability (%)	90.1	91.7	89.1	90.6
Production (GWh)	13,912	13,891	54,560	53,134
Electricity trading volumes (GWh)	23,135	21,810	84,404	89,833
Gas trading volumes (million GJ)	116.6	105.8	430.4	270.2

* Presenting earnings on a comparable basis from period to period provides management with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. An explanation of this non-GAAP financial measure can be found on pages 22 and 23 of the MD&A.

- more -

TransAlta Corporation · 110-12th Avenue S.W. · Box 1900 · Calgary, Alberta · T2P 2M1
www.transalta.com

In fourth quarter 2004, TransAlta:

  Commissioned the Summerview wind farm (68MW)
  Sold 25 per cent interest in Meridian Cogeneration plant to TransAlta Power, L.P.
  Sold 7.114 million units of TransAlta Power, L.P.
  Announced that it will redeem all of its 7.50% and 8.15% Preferred securities on Feb. 15, 2005

TransAlta is among Canada's largest non-regulated power generation and wholesale marketing companies. We have coal-fired, gas-fired, hydro and renewable generation assets in Canada, the U.S., Mexico and Australia. With approximately 10,000 megawatts of capacity either in operation, under construction or in development, our focus is to efficiently operate our assets in order to provide our wholesale customers with a reliable, low-cost source of power.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:	Investor inquiries:
Tim Richter	Daniel J. Pigeon
Senior Advisor,	Director, Investor Relations
Media & Government Relations	Phone: 1-800-387-3598 in Canada and U.S.
Phone: (403) 267-7238	Phone: (403) 267-2520	Fax (403) 267-2590
Pager: (403) 213-7041	E-mail: investor_relations@transalta.com
Email: media_relations@transalta.com

TransAlta Corporation · 110-12th Avenue S.W. · Box 1900 · Calgary, Alberta · T2P 2M1
www.transalta.com